Erika L. Robinson +1 202 663 6402 (t) +1 202 663 6363 (f) erika.robinson@wilmerhale.com

August 30, 2022

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	TechTarget, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 28, 2022
File No. 001-33472

Dear Robert Shapiro and Lyn Shenk:

TechTarget, Inc. (the “Company”) is in receipt of the comment letter, dated August 17, 2022, from the staff of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filing by the Company. I am submitting this letter to confirm Daniel Noreck’s conversation with Mr. Shapiro today, regarding the timing of the Company’s response to your comments. As was discussed, the Company respectfully advises the Staff that it anticipates providing its response to the comment letter by Friday, September 16, 2022.

If you have any questions, please do not hesitate to call me at (202) 663-6402.

Sincerely,

/s/ Erika L. Robinson
Erika L. Robinson

cc:	Daniel Noreck, Chief Financial Officer and Treasurer, TechTarget, Inc.

Charles Rennick, Vice President, General Counsel and Corporate Secretary, TechTarget, Inc.

Michael Stowe, Partner, Stowe & Degon, LLC